FIRST AMENDMENT AGREEMENT

WHEREAS the Parties hereto entered into a gold purchase and sale agreement dated as of February 27, 2015 among Namoya Mining S.A., as Seller, Banro Corporation and Namoya GSA Holdings, as Purchaser and as Agent for the Purchasers, with a Closing Date (as defined therein) of the date hereof (the “Purchase Agreement”).

AND WHEREAS capitalized terms used and not defined herein have the meanings assigned to them in the Purchase Agreement.

AND WHEREAS the Parties have agreed to execute this First Amendment Agreement (this “Agreement”) to amend certain of the delivery obligations set out therein and the debt sharing confirmations contained in the Purchase Agreement.

NOW THEREFORE, in consideration of the premises, mutual covenants and agreements herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

1.	The Purchase Agreement is hereby amended as follows:

	(a)	The definition of “Gold Payment” in Section 1.1 is deleted and replaced with the following:

““Gold Payment” means the receipt by a Banro Group Entity of delivery of any Refined Gold, other metal or cash, whether provisional or final, or other consideration from a Processor in respect of any Delivery.”

	(b)	The definition of “Monthly Report” in Section 1.1 is hereby amended to delete the word “and” from the end of clause (v), and to add before the period in clause (vi):

“; and

(vii) at the request of the Agent, a schedule of all intercompany Indebtedness and intercompany balances as at the date of Banro’s most recently published financial statements or more recent monthly balances prepared by Banro”;

(c)

The definition of “Permitted Indebtedness” in Section 1.1 is hereby amended to add “or is the subject of a plan for intercompany Indebtedness that has been approved by the Agent” at the end of clause (ii)(6);

(d)	The definition of “Reduction Amount” in Section 1.1 is hereby amended to delete “the Business Day following”;

(e)	Section 2.2(a) is hereby deleted in its entirety and replaced with the following:

“(a)

During the period of the Term following the Closing Date , within the earlier of (i) five Business Days after the earlier of the date of the initial or provisional Gold Payment in respect of a Delivery from a Processor, or (ii) ten Business Days from the date of shipment of a Delivery, the Seller shall sell, and in accordance with Section 2.2(b), deliver to the Purchasers, in accordance with each Purchaser’s Applicable Percentage, the aggregate Payable Gold in respect of such Delivery, as supported by the documentation required pursuant to Section 2.3 and the applicable Monthly Report (provided that, in the case of clause (ii) above, for this calculation, the amount of Payable Gold in the Delivery shall be based on the Seller’s documentation, including assays or similar testing, included with such shipment).

First Amendment Agreement – Streaming Agreement

(a.1)

Within five Business Days after the earlier of (i) the date the amount of Payable Gold in each Delivery has been agreed, or deemed to be agreed, by the Seller and a Processor in accordance with a Processing Agreement, and (ii) the date of the final Gold Payment in respect of a Delivery, the Seller shall sell to the Purchasers Refined Gold in an amount equal to the amount by which the actual Payable Gold exceeds the amount of Refined Gold previously delivered to the Purchaser in respect of such Delivery pursuant to Section 2.2(a), in each case as supported by the documentation required pursuant to Section 2.3 and the applicable Monthly Report; provided, however, if the Refined Gold previously delivered to the Purchasers in respect of such Delivery pursuant to Section 2.2(a) exceeds the actual Payable Gold, respectively, then the Seller shall be entitled to set off and deduct such excess amount of Refined Gold, as applicable, from the next required deliveries by the Seller under this Agreement until it has been fully offset against deliveries to the Purchasers of Refined Gold, if any, pursuant to this Section 2.2(a.1) or, if no such further deliveries are to be made, the Purchasers shall within five Business Days pay the applicable Gold Purchase Price in respect of any excess Refined Gold delivered to the extent not already paid.”;

(f)	Section 14.13(a) is hereby deleted in its entirety and replaced with the following:

“The Purchasers hereby agree, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens (as defined in the Collateral Trust Agreement) at any time granted by Banro or any Obligor (as defined in the Collateral Trust Agreement) to secure the obligations in respect of the Priority Stream Obligations (as defined in the Note Indenture), whether or not upon property otherwise constituting Collateral (as defined in the Collateral Trust Agreement), that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations (as defined in the Note Indenture) shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the Purchasers are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.”; and

(g)	Section 14.13(b) is hereby deleted in its entirety and replaced with the following:

“The Purchasers hereby agree, for the benefit of all holders of each other existing and future Series of Parity Lien Debt and each existing and future Parity Debt Representative, that all Parity Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by Banro or any Obligor to secure the obligations in respect of the Namoya Streaming Secured Obligations, other than the Priority Stream Obligations (each as defined in the Note Indenture), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Parity Lien Obligations equally and ratably, and that the Purchasers are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.”.

First Amendment Agreement – Streaming Agreement

2.

Each of the Parties agrees that save and except as amended in this Agreement, all of the terms of the Purchase Agreement shall continue in full force and effect and shall be binding on the Parties and the Purchase Agreement (as amended hereby) is hereby ratified and confirmed and shall be effective as of the date written below. The Parties hereby confirm that this Agreement, together with the Purchase Agreement, as further amended hereby, contain the entire agreement between the Parties hereto.

3.	Each of the Parties represents and warrants to each other Party that:

	(a)	it has the necessary capacity and authority to enter into this Agreement;

	(b)	this Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party);

(d)

it has read this Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Agreement is being entered into voluntarily for the purpose set out herein; and

(e)

except as set out herein, there has been no representation of fact or opinion, promise, threat or inducement made to it that affected its decision to enter into this Agreement and the consideration stated herein is the sole consideration for this Agreement.

4.	Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Agreement and to any matter or thing contemplated pursuant to this Agreement.

5.

Each of the Parties agrees that the provisions of Sections 14.1 (Disputes and Arbitration), 14.3 (Reimbursement of Expenses), 14.7 (Governing Law), 14.8 (Notices), 14.10 (Amendments), 14.11 (Beneficiaries), 14.14 (Waivers), 14.16 (Assignment) and 14.18 (Counterparts) of the Purchase Agreement shall apply to this Agreement mutatis mutandis as if expressly set out herein.

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First Amendment Agreement – Streaming Agreement

IN WITNESS OF WHICH the Parties have duly executed this Agreement as of the 30th day of April, 2015.

NAMOYA GSA HOLDINGS, by its Sole
Director, Gramercy Funds Management LLC

Per:	“Robert Rauch”
Name: Robert Rauch
Title: Partner, Portfolio Manager

BANRO CORPORATION

Per:	“R. W. Brissenden”
Name: R. W. Brissenden
Title: Chairman of the Board

NAMOYA MINING S.A.

Per:	“Desire Sangara”
Name: Desire Sangara
Title: Chairman of the Board

Streaming Agreement – Amendment Agreement